EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Three Months Ended
	2002	2003	2004	2005	2006	3/31/2007	3/31/2007
EARNINGS
Income Before Income Taxes	$118,829	$130,696	$204,837	$228,082	$197,273	$153,617	$44,867
Fixed Charges (as below)	169,495	156,507	139,421	133,293	142,388	143,511	36,457
Total Earnings	$288,324	$287,203	$344,258	$361,375	$339,661	$297,128	$81,324

FIXED CHARGES
Interest Expense	$93,923	$83,054	$69,071	$65,041	$72,723	$75,011	$19,821
Credit for Allowance for Borrowed Funds Used During Construction	2,772	3,153	1,750	4,352	7,465	6,300	1,086
Estimated Interest Element in Lease Rentals	72,800	70,300	68,600	63,900	62,200	62,200	15,550
Total Fixed Charges	$169,495	$156,507	$139,421	$133,293	$142,388	$143,511	$36,457

Ratio of Earnings to Fixed Charges	1.70	1.83	2.46	2.71	2.38	2.07	2.23